UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
Amendment No. 1

EQGP Holdings, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885J 103

(CUSIP Number)

Kirk R. Oliver

625 Liberty Avenue, Suite 2000

Pittsburgh, Pennsylvania 15222

Telephone: (412) 395-2688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 26885J 103

1.	Names of Reporting Persons. Equitrans Gathering Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 239,715,000 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 239,715,000 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 239,715,000 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 79.3%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885J 103

1.	Names of Reporting Persons. Equitrans Midstream Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,293,766 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,293,766 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,293,766 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885J 103

1.	Names of Reporting Persons. Equitrans Midstream Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 276,008,766 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 276,008,766 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 276,008,766 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 91.3%

14.	Type of Reporting Person (See Instructions) CO (Corporation)

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (Amendment No. 1) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on November 14, 2018 (Schedule 13D), and relates to common units representing limited partner interests (Common Units) in EQGP Holdings, LP, a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania 15222. Capitalized terms used in this Amendment No. 1 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following:

As further described below in response to Item 4, the Common Units that will be acquired by the Reporting Persons pursuant to the Private Purchases and the exercise of the Limited Call Right described in Item 4 below have not been acquired by the Reporting Persons as of the date of this filing, and thus no funds have been used for this purpose. The Reporting Persons estimate that the total amount of funds necessary to purchase all the outstanding Common Units that ETRN and its affiliates do not already own pursuant to the Unit Purchase Agreements and the exercise of the Limited Call Right described in Item 4 below, and to pay fees and expenses in connection the Private Purchases and the exercise of the Limited Call Right, will be approximately $539.4 million. ETRN has entered into a commitment letter (the Debt Commitment Letter) with Goldman Sachs Bank USA, Guggenheim Securities, LLC and certain financing sources party thereto (Goldman Sachs Bank USA and such financing sources, the Commitment Parties) pursuant to which the Commitment Parties have committed to provide ETRN with a secured term loan B facility of up to an aggregate principal amount of $650 million (the Term Facility). The Term Facility will be available to ETRN to finance, among other things, the Private Purchases, the exercise of the Limited Call Right and the payment of associated fees and expenses, subject to customary conditions contained in the Debt Commitment Letter, including, without limitation, (1) the execution and delivery of definitive documentation, (2) the substantially concurrent consummation of the Private Purchases and (3) since November 12, 2018, there not having occurred a material adverse effect on the business, operations or financial condition of ETRN and its subsidiaries, taken as a whole.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented by adding the following paragraphs after the first paragraph thereof:

On November 29, 2018, ETRN entered into written agreements (the Unit Purchase Agreements) with (i) funds managed by Neuberger Berman Investment Adviser LP (Neuberger Berman), pursuant to which ETRN will acquire 5,200,000 Common Units for $20.00 per Common Unit (the Purchase Price), (ii) funds managed by Goldman Sachs Asset Management, L.P. (GSAM), pursuant to which ETRN will acquire 1,865,020 Common Units for the Purchase Price, (iii) funds managed by Cushing Asset Management LP (Cushing), pursuant to which ETRN will acquire 920,130 Common Units for the Purchase Price, (iv) funds managed by Kayne Anderson Capital Advisors, L.P. (Kayne Anderson), pursuant to which ETRN will acquire 1,363,974 Common Units for the Purchase Price, and (v) ZP Energy Fund, L.P. (collectively with Neuberger Berman, GSAM, Cushing and Kayne Anderson, the Selling Unitholders), pursuant to which ETRN will acquire 3,414,168 Common Units for the Purchase Price. The aggregate consideration to be paid by ETRN pursuant to the Unit Purchase Agreements is $255,265,840. In addition, ETRN agreed to purchase from the Selling Unitholders any additional Common Units acquired by the Selling Unitholders after the date of the Unit Purchase Agreements for the Purchase Price. The transactions contemplated by the Unit Purchase Agreements (the Private Purchases) are expected to be completed at 9:00 a.m., Eastern Standard Time, on December 31, 2018, unless ETRN delivers written notice to the Selling Unitholders no later than one calendar day prior to December 31, 2018 specifying a later date (which later date is no more than 30 days following December 31, 2018).

Following the consummation of the Private Purchases, ETRN and its affiliates would own more than 95% of the outstanding Common Units. On that basis, ETRN will be entitled to, and is committing that it will promptly, but in any event not more than 90 days following the consummation of the Private Purchases, exercise the limited call right provided for in Section 15.1(a) of the Partnership Agreement (the Limited Call Right), pursuant to which ETRN will purchase any and all outstanding Common Units at a price per Common Unit equal to the greater of (i) the average of the daily closing price per Common Unit for the 20 consecutive trading days immediately prior to the date three business days prior to the date that the notice of exercise of the Limited Call Right is delivered pursuant to the Partnership Agreement and (ii) the highest price paid by the General Partner or any of its affiliates for any such Common Unit purchased during the 90-day period preceding the date that such notice is mailed, and upon the terms and subject to the conditions set forth in Section 15.1 of the Partnership Agreement. After giving effect to the exercise of the Limited Call Right, ETRN and its affiliates will own all the outstanding Common Units. As a result, following the exercise of the Limited Call Right, the Issuer will cease to be a public company, registration of the Issuer under the Securities Exchange Act of 1934, as amended (the Exchange Act), will be terminated, and the Common Units will cease to be listed on the New York Stock Exchange.

Additionally, ETRN has proposed to the board of directors of the EQM General Partner a transaction pursuant to which, subject to the ETRN’s acquiring all of the outstanding Common Units pursuant to the Private Purchases and the exercise of the Limited Call Right, a subsidiary of EQM will merge with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of EQM. In the merger, (i) ETRN’s noneconomic general partner interest in the Issuer will be converted into a noneconomic general partner interest in EQM, (ii) ETRN’s economic interests in the Issuer will be converted into a combination of EQM Common Units and Payment-in-Kind units in EQM (EQM PIK Units) and (iii) the incentive distribution rights and economic general partner interest in EQM held by the Issuer will be cancelled (the Proposed IDR Transaction). The aggregate number of EQM Common Units and EQM PIK Units issued by EQM in the Proposed IDR Transaction would be 95 million. The board of directors of the EQM General Partner has delegated the authority to review, evaluate and negotiate the Proposed IDR Transaction to its conflicts committee.

The foregoing description of the Private Purchases and the Limited Call Right does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Schedule 13E-3 and the Disclosure Statement attached thereto as Exhibit (a)(3) filed by ETRN with the Commission on November 30, 2018, which is incorporated herein by reference.

Item 4(j) of Schedule 13D is hereby amended and restated in its entirety as follows:

(j)            Other than the Private Purchases, the Limited Call Right and the Proposed IDR Transaction, as of the date of this Amendment No. 1, the Reporting Persons have not formulated any definitive plan or proposal relating to or which would result in any of the matters specified in clauses (a) through (i) of Item 4 of Schedule 13D with respect to the Issuer or its subsidiaries. There can be no assurance that ETRN’s proposal to pursue the Proposed IDR Transaction will result in a transaction of interest to the Reporting Persons or the Issuer, or as to the terms of such transactions. The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           (1)           As of November 30, 2018, the number of Common Units issued and outstanding is 302,470,474. As of November 30, 2018, EMH is the record and beneficial owner of 36,293,766 Common Units, which represent approximately 12.0% of the outstanding Common Units.

(2)           As of November 30, 2018, Gathering Holdings is the record and beneficial owner of 239,449,000 Common Units, which represent approximately 79.2% of the outstanding Common Units, and, through its sole ownership of GP Corporation, Gathering Holdings may be deemed to beneficially own an additional 266,000 Common Units, which represent approximately 0.1% of the outstanding Common Units.

(3)           ETRN does not directly own any Common Units; however, as the sole member of Gathering Holdings and EMH, it may be deemed to beneficially own the 239,715,000 Common Units beneficially owned by Gathering Holdings and the 36,293,766 Common Units beneficially owned by EMH, which represent in the aggregate approximately 91.3% of the outstanding Common Units.

(6)           In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
David L. Porges	56,263		*
Vicky A. Bailey	3,241		*
Kenneth M. Burke	5,000		*
Diana M. Charletta	2,000	(1)	*
Margaret K. Dorman	19,841		*
Thomas F. Karam	—		*
Kirk R. Oliver	—		*
Charlene Petrelli	25,085		*
Phillip D. Swisher	4,769		*
Norman J. Szydlowski	—		*
Robert F. Vagt	—		*
Robert C. Williams	—		*

*Less than 1% of the class beneficially owned.

(1) Includes 1,000 Common Units beneficially held by spouse.

(b)           The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)           Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)           GP Corporation has the right to receive distributions from, and the proceeds from the sale of, the 266,000 Common Units for which it is the registered holder. The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)           Not applicable.

Item 7. Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT A

Joint Filing Agreement dated November 13, 2018 (filed as Exhibit A to Schedule 13D (File No. 005-88854) filed with the Commission on November 14, 2018 and incorporated herein in its entirety by reference).

EXHIBIT B

Second Amended and Restated Agreement of Limited Partnership of EQGP Holdings, LP, dated October 12, 2018 (filed as Exhibit 3.3 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

EXHIBIT C

Second Amended and Restated Limited Liability Company Agreement of EQGP Services, LLC, dated October 12, 2018 (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

EXHIBIT D

Commitment Letter, dated November 28, 2018, among Equitrans Midstream Corporation, Goldman Sachs Bank USA, Guggenheim Securities, LLC and certain other financing sources party thereto (filed as Exhibit (b) to the Issuer’s transaction statement on Schedule 13E-3 filed with the Commission on November 30, 2018).

EXHIBIT E

Unit Purchase Agreement, dated November 29, 2018, among Equitrans Midstream Corporation and funds managed by Neuberger Berman Investment Adviser LP (filed as Exhibit (d)(8) to the Issuer’s transaction statement on Schedule 13E-3 filed with the Commission on November 30, 2018).

EXHIBIT F

Unit Purchase Agreement, dated November 29, 2018, among Equitrans Midstream Corporation and funds managed by Goldman Sachs Asset Management, L.P. (filed as Exhibit (d)(9) to the Issuer’s transaction statement on Schedule 13E-3 filed with the Commission on November 30, 2018).

EXHIBIT G

Unit Purchase Agreement, dated November 29, 2018, among Equitrans Midstream Corporation and funds managed by Cushing Asset Management LP (filed as Exhibit (d)(10) to the Issuer’s transaction statement on Schedule 13E-3 filed with the Commission on November 30, 2018).

EXHIBIT H

Unit Purchase Agreement, dated November 29, 2018, among Equitrans Midstream Corporation and funds managed by Kayne Anderson Capital Advisors, L.P. (filed as Exhibit (d)(11) to the Issuer’s transaction statement on Schedule 13E-3 filed with the Commission on November 30, 2018).

EXHIBIT I

Unit Purchase Agreement, dated November 29, 2018, by and between Equitrans Midstream Corporation and ZP Energy Fund, L.P. (filed as Exhibit (d)(12) to the Issuer’s transaction statement on Schedule 13E-3 filed with the Commission on November 30, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 30, 2018

EQUITRANS GATHERING HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer